Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

Acorn International Announces Appointment of New Director

SHANGHAI, China, February 7, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that its board of directors has appointed Mr. Pierre E. Cohade as a Director of the Company, effective February 1, 2017. Mr. Cohade was also appointed as a member of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee of the Company. According to the Company’s Articles of Association, Mr. Cohade will hold office until the Company’s next annual general meeting and will be eligible for re-election at such meeting.

“Mr. Cohade’s extensive experience in the China market and in turning around loss-making companies is crucial to our business, particularly after our recent repositioning of the Company,” commented Executive Chairman of the board, Mr. Robert Roche. “We welcome Mr. Cohade to join the board of the Company and expect to leverage his expertise to further enhance our business operations.”

Mr. Pierre E. Cohade, until recently, was the CEO of Triangle Tyre, China’s largest private tire manufacturer. Between 2004 and 2011, Cohade was the president of Goodyear Asia Pacific. Cohade has also served as Senior Advisor to ChinaVest, Wells Fargo’s Investment Bank affiliate in China, as well as the Center for Creative Leadership. In 2003, Group Danone chose Cohade to run its global Walter and Beverage division, based in Paris, France. Cohade started to work for Eastman Kodak in the USA as a financial analyst in 1985 and subsequently held business management and executive positions in Brazil, Mexico, the United States, Singapore and Switzerland. He was named General Manager of Kodak Worldwide Consumer Films in 1996 and assumed leadership of the Asia Pacific region for Kodak’s Consumer business in 1999. Mr. Pierre E. Cohade was named Chairman of Kodak’s Europe, Africa, Middle East and Russia Region in 2001. Cohade is a native of Barcelonnette, France, and he received a degree in business management from the SKEMA business school in Sophia-Antipolis, France, in 1984 and an MBA from the Penn State University in 1985. He resides in Shanghai with his wife Sonoko and their daughter Sophia-Lena, and his grown up children, Arnaud and Alexia, reside in New York.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

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